 File No. 812-[_____]

 As filed with the Securities and Exchange Commission on April 2, 2024

U.S. Securities and Exchange Commission
Washington, D.C. 20549

APPLICATION FOR
AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940,
AS AMENDED (THE “1940 ACT”), from section 15(c) of the 1940 act

In the Matter of

VENERABLE VARIABLE INSURANCE TRUST
1475 Dunwoody Drive, Suite 200

West Chester, PA 19380

and

venerable investment advisers, llc

1475 Dunwoody Drive, Suite 200

West Chester, PA 19380

Please direct all communications regarding this Application to:

Beau Yanoshik
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW

Washington, DC 20004
Telephone: (202) 373-6133

with a copy to:

Kristina Magolis
Venerable Investment Advisers, LLC

1475 Dunwoody Drive, Suite 200

West Chester, PA 19380
Telephone: (800) 366-0066

Page 1 of 20 pages, including exhibits.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of

VENERABLE VARIABLE INSURANCE TRUST and VENERABLE INVESTMENT ADVISERS, LLC 1475 Dunwoody Drive, Suite 200 West Chester, PA 19380 File No. 812-[_____]	APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FROM SECTION 15(c) OF THE 1940 ACT

I.	INTRODUCTION

Venerable Variable Insurance Trust (the “Trust”),1 a registered open-end investment company that may offer one or more series of shares (each, a “Series” and collectively, the “Series”), and Venerable Investment Advisers, LLC (the “Adviser” and together with the Trust, the “Applicants”),2 the investment adviser to the Trust, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit the board of trustees of the Trust (the “Board”),3 including a majority of those board members who are not parties to such contract or agreement or “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of any such party (the “Independent Board Members”), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser or a money manager (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”)4 provides Investment Subadvisory Services5 to a Series (each, a “Sub-Advisory Agreement”)6 (each such action, a “Sub-Adviser Change”) at a non-in-person meeting called for the purpose of voting on such approval,7 which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or Series thereof that intends to rely on the requested order in the future and that (i) is managed by the Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).8

[1]	As used herein, the term “Trust” includes any existing or future type of business organization operating as a registered management investment company that is managed by the Adviser.
[2]	The term “Adviser” includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.
[3]	The term “Board” also includes the board of trustees or directors of a future Subadvised Series.
[4]	As used in this Application, a sub-adviser is a Sub-Adviser that is overseen directly by the Adviser, whereas a money manager is a Sub-Adviser that is overseen directly by another Sub-Adviser and, of course, indirectly overseen by the Adviser.
[5]	“Investment Subadvisory Services” may include (a) managing all or a portion of the assets of a Series (including providing model portfolio or investment recommendation(s) that would be utilized in connection with the management of all or a portion of the assets of a Series) or (b) providing certain non-discretionary investment advice, such as sub-adviser research, sub-adviser due diligence and assistance to the Adviser in overseeing the services provided by another Sub-Adviser.
[6]	A “Sub-Advisory Agreement” may include (a) an agreement between the Adviser and an investment sub-adviser to provide Investment Subadvisory Services, (b) an agreement among the Adviser, an investment sub-adviser, and a money manager to provide Investment Subadvisory Services, or (c) an agreement between an investment subadviser and a money manager to provide Investment Subadvisory Services.
[7]	References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.
[8]	For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to provide Investment Subadvisory Services to a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

All registered investment companies that intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to provide Investment Subadvisory Services to the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

If the requested relief is granted, the Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

II.	BACKGROUND

A.	The Applicants

1.	The Trust

The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. The Adviser serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series of the Trust. The Trust currently plans on offering the following Series and may introduce new series in the future: Venerable High Yield Fund, Venerable Large Cap Index Fund, Venerable Moderate Allocation Fund, Venerable Strategic Bond Fund, Venerable US Large Cap Core Equity Fund, and Venerable US Large Cap Strategic Equity Fund. Each Series may have its own distinct investment objective, policies, and restrictions. The Trust and its Series are not required to hold annual shareholder meetings.

2.	The Adviser

Venerable Investment Advisers, LLC with its business address at 1475 Dunwoody Drive, Suite 200, West Chester, PA, 19380, is a Delaware limited liability company and serves as investment adviser to the Series. The Adviser will serve as investment adviser to each Series pursuant to an investment advisory agreement with the Series (each, an “Investment Advisory Agreement” and, together, the “Investment Advisory Agreements”). Prior to the Series’ commencement of operations, the Adviser will register with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a wholly-

owned subsidiary of Venerable Holdings, Inc. (“Venerable”). Venerable owns and manages legacy variable annuity businesses acquired from other entities. Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Advisory Agreement has been or will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of each Investment Advisory Agreement currently do and will continue to comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Advisory Agreements. Pursuant to the terms of the Investment Advisory Agreement, the Adviser, subject to the supervision of the Board, currently does and will continue to provide continuous investment management services to each Subadvised Series. The Adviser has and will continue to have responsibility for determining or overseeing the determination of what portion of each Subadvised Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically review a Subadvised Series’ investment policies and strategies and, based on the need of a particular Series, may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Advisory Agreement will provide that the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In addition, consistent with the term of its Subadvisory Agreement, each investment subadviser may, subject to the approval of the Adviser and the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), engage a money manager to provide Investment Subadvisory Services. In accordance with each Investment Advisory Agreement, the Adviser will oversee each Sub-Adviser in its performance of its duties. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series. For its services to each Subadvised Series under the applicable Investment Advisory Agreement, the Adviser will receive an investment management fee from that Subadvised Series as specified in the applicable Investment Advisory Agreement.

Under this structure, the Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board.9 This structure is commonly referred to as a “multi-manager” structure.

3.	The Sub-Advisers

Pursuant to the authority under the Investment Advisory Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series.

[9]	With respect to a Subadvised Series where one or more money managers provide Investment Subadvisory Services, the Adviser will oversee the money manager selection process by the applicable investment subadviser. The Adviser has ultimate responsibility, subject to the oversight of each Subadvised Series’ Board, to oversee any investment subadviser and money manager, and to recommend the hiring, termination, or replacement of investment subadvisers and money managers.

Pursuant to the authority under the applicable Sub-Advisory Agreement, an investment subadviser may enter into Sub-Advisory Agreements with various money managers with respect to Subadvised Series. The Sub-Advisers currently are and will continue to be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide Investment Subadvisory Services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers currently are and will continue to be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser currently does and will continue to engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. With respect to Subadvisory Agreements to which it is a party, the Adviser currently is and will continue to be responsible for negotiating and renegotiating the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed. With respect to a Subadvisory Agreement to which the Adviser is not a party, the applicable investment subadviser will be primarily responsible for negotiating and renegotiating the terms of the Subadvisory Agreement with the money manager, including the fees paid to the money manager, subject to the approval of the Adviser, and the Adviser will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series, in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.10 All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

Pursuant to each Sub-Advisory Agreement, the applicable Sub-Adviser receives a fee, based on a percentage of the assets of a Subadvised Fund.

B.	Multi-Manager Structure

In recent years, a number of investment advisers have sponsored investment companies registered under the 1940 Act or series thereof (each, a “registered fund”) that provide exposure to multiple strategies across various asset classes. These registered funds allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds where the investment adviser selects one or more sub-advisers to manage portions of the registered fund’s assets; (ii) fund of funds where the investment adviser invests a registered fund’s assets in multiple registered funds or investment companies that rely on an exception from registration under the 1940 Act (each, a

[10]	On April 2, 2024, Applicants filed an application for a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval.

“private fund” and, together with the registered funds, each a “fund” and together, the “funds”) to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

When a Subadvised Series utilizes a multi-manager strategy, the Adviser achieves its desired exposures to specific strategies by allocating or overseeing the allocation of discrete portions of the Subadvised Series’ assets to one or more Sub-Advisers.11 Each Sub-Adviser manages its discrete portion of the Subadvised Series’ assets in accordance with specific investment guidelines. Over time, the Subadvised Series’ allocations among the various strategies and sub-strategies may be adjusted based on an assessment of market conditions and potential investment opportunities.

C.	Rationale for the Requested Relief

When the Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. Boards of registered funds, including the Board of the Trust, typically hold in-person meetings on a quarterly (or more frequent) basis. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that the Adviser may wish to take advantage of by implementing a Sub-Adviser Change. Other circumstances may arise from time to time, including when there is a change in control of a Sub-Adviser that results in an “assignment” of the Sub-Advisory Agreement, as that term is defined for the purposes of the 1940 Act, or when a Sub-Adviser provides notice of its intent to terminate operations or its then effective Sub-Advisory Agreement, which may result in the Adviser seeking to implement a Sub-Adviser Change. At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once the Adviser completes its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series’ shareholders.

Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if the Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When the Adviser accesses the desired exposures through investing the Subadvised Series’ assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund’s total assets that may be invested in the underlying private fund.12 If the requested order is not granted, the Adviser may continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub-Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses

[11]	While not currently intended, in the future, the Adviser, in some cases, may manage a portion of a Subadvised Series’ assets directly.
[12]	Such investments in private funds would be subject to other applicable provisions of the 1940 Act.

generated by a fund investing in another fund are generally higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, the Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser’s compliance program to support the Board’s approval of the Sub-Adviser’s policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

The requested order would also apply to material amendments to a Sub-Advisory Agreement.13 For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If the Adviser desires to engage the Sub-Adviser to manage a separate discrete portion of a Subadvised Series’ assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub-Adviser’s existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Series’ investment objective and strategies, the Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement. If the Adviser makes this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub-Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

III.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV.	LEGAL ANALYSIS

A.	Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a

[13]	The requested relief would not apply to renewals of a Sub-Advisory Agreement.

majority of the registered fund’s board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B.	Discussion

1.	Necessary or Appropriate in the Public Interest

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act more quickly and with less expense to add or replace Sub-Advisers when the Board and the Adviser believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership of a registered fund’s portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once the Adviser completes its diligence of a potential Sub-Adviser that it wishes to on-board. Requiring a Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the Adviser that is not beneficial for shareholders or necessary or appropriate in the public interest.

2.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Each Investment Advisory Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

Once the Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub-Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for approving a Sub-Adviser Change and consistent with the Board’s duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the

Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, the Adviser will recommend the retention of the Sub-Adviser and the Trust’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”14 by the Sub-Adviser. If, however, one or more Board members assert that an in-person meeting would make a difference and request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, the Adviser would continue to have the option of accessing a desired exposure by investing a Subadvised Series’ assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, provides several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

1.	Daily transparency regarding investments managed by the Sub-Adviser;

2.	Annual review of the Sub-Adviser’s compliance program;

3.	Avoiding additional acquired fund fees and expenses;

4.	Annual Board review of the Sub-Advisory Agreement and related compensation;

5.	Ability to access the exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;

6.	Allowing the Adviser to customize the strategy implemented by the Sub-Adviser to access the exposure;

7.	Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals; and

8.	Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

3.	Consistent with the Policy and Provisions of the 1940 Act

[14]	As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).15 Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies.”16 (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”17 The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”18 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”19 In the more than twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

Over five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board. The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-

[15]	See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.
[16]	Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).
[17]	American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).
[18]	Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).
[19]	Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting.20 The requested relief could not be relied upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

V.	PRECEDENT

The Commission has issued exemptive orders under the 1940 Act permitting a fund’s board to consider a Sub-Adviser Change, without complying with the requirement under Section 15(c) of the 1940 Act that the board meet in-person to conduct such approvals, in situations where the fund would benefit from effecting a Sub-Adviser Change promptly.21 In the initial exemptive order, the Commission stated that while it continued to believe that a board’s decision-making process may benefit from the directors’ having the opportunity to interact in person, as a group, and individually, it recognized that under the circumstances described in the application, the need to act promptly for the benefit of a fund may justify the board’s meeting on a non-in-person basis, and that technological advances enable directors to hold such meetings in a manner where the directors can be personally present and able to assure themselves that they are informed as to the matter that requires action by the board.22

VI.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.	The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

[20]	Technology that includes visual capabilities will be used unless unanticipated circumstances arise. In 2020, the Commission granted temporary exemptive relief permitting the approval of matters that would otherwise be subject to in-person voting requirements at a non-in person meeting where “necessary or appropriate” due to circumstances relating to current or potential effects of the COVID-19 pandemic (see Investment Company Act Release Nos. 33824 (March 25, 2020) and 33897 (June 19, 2020)). Boards relying on this relief have continued operating seamlessly, due in part to the advances of technology.
[21]	See, e.g., Guidestone Funds and Guidestone Capital Management, LLC, Investment Company Act Release Nos. 34812 (January 19, 2023) (notice) and 34833 (February 14, 2023) (order); Morningstar Funds Trust and Morningstar Investment Management LLC, Investment Company Act Release Nos. 34958 (July 6, 2023) (notice) and 34980 (Aug. 1, 2023) (order); and PACE Select Advisors Trust, et al., Investment Company Act Release Nos. 34960 (July 12, 2023) (notice) and 34983 (Aug. 8, 2023) (order).
[22]	See Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order).

2.	Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if a Sub-Adviser Change were sought at an in-person Board meeting.

3.	The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.

4.	A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.

5.	In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address for purposes of this Application is as indicated below:

Kristina Magolis

Venerable Investment Advisers, LLC

1475 Dunwoody Drive, Suite 200

West Chester, PA 19380

Applicants further state that all written or oral communications concerning this Application should be directed to:

Beau Yanoshik

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue NW

Washington, DC 20004

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VIII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Applicants have caused this Application to be duly signed on their behalf on the 2nd day of April, 2024.

VENERABLE VARIABLE INSURANCE TRUST

By: /s/ Michal Levy
Name: Michal Levy
Title: Chief Executive Officer and President

VENERABLE INVESTMENT ADVISERS, LLC

By: /s/ Timothy Brown
Name: Timothy Brown
Title: President

EXHIBITs to application

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-2	Certifications
Exhibits B-1 through B-2	Verifications

Exhibit A-1

VENERABLE VARIABLE INSURANCE TRUST

CERTIFICATION

The undersigned, Kristina Magolis, hereby certifies that she is the duly appointed Secretary of Venerable Variable Insurance Trust (the “Trust”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Agreement and Declaration of Trust and By-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the following is a complete, true and correct copy of the resolutions duly adopted by the Initial Trustee of the Trust on October 23, 2023, in accordance with the By-laws of the Trust, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

VOTED:	That the appropriate officers of the Trust be, and hereby are, authorized to file on behalf of the Trust an application with the SEC for an order pursuant to Section 6(c) of the 1940 Act, exempting the Trust and the Adviser from provisions of Section 15(c) of the 1940 Act to permit the Adviser (or a sub-adviser with respect to money managers) to enter into or materially amend sub-advisory agreements or money manager agreements that were approved by the Board, including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval.

VOTED:	That the appropriate officers of the Trust be, and hereby are, authorized to file on behalf of the Trust with the SEC any amendments to the exemptive application in such form as the officers or any one of the officers deem necessary and appropriate to do any and all things necessary or proper under the 1940 Act, the Advisers Act, the 1933 Act, and the 1934 Act, including the submission and filing of any and all amendments, reports and other documents deemed by such officer to be necessary or proper to accomplish the objectives of these resolutions.

VOTED:	That the officers of the Trust be, and hereby are, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolutions in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

By:	/s/ Kristina Magolis
Name:	Kristina Magolis
Title:	Secretary
Date:	April 2, 2024

Exhibit A-2

VENERABLE INVESTMENT ADVISERS, LLC

CERTIFICATION

The undersigned, Timothy Brown, hereby certifies that he is the duly elected President of Venerable Investment Advisers, LLC (“VIA”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, rules as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents of VIA have been taken; and that the person signing and filing the Application by VIA is fully authorized to do so.

By: /s/ Timothy Brown
Name: Timothy Brown
Title: President
Date: April 2, 2024

Exhibit B-1

VENERABLE VARIABLE INSURANCE TRUST

VERIFICATION

The undersigned states she has duly executed the attached Application dated April 2, 2024, for and on behalf of Venerable Variable Insurance Trust; that she is the Chief Executive Officer and President of such trust; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

VENERABLE VARIABLE INSURANCE TRUST

By: /s/ Michal Levy
Name: Michal Levy
Title: Chief Executive Officer and President

Exhibit B-2

VENERABLE INVESTMENT ADVISERS, LLC

VERIFICATION

The undersigned states he has duly executed the attached Application dated April 2, 2024, for and on behalf of Venerable Investment Advisers, LLC; that he is the President of such company; and that all action by officers, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

VENERABLE INVESTMENT ADVISERS, LLC

By: /s/ Timothy Brown
Name: Timothy Brown
Title: President